Exhibit 99.2

                      INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors of
  Marshall & Ilsley Corporation on behalf of the M&I Auto Loan Trust 2003-1:

We have examined management's assertion that M&I Marshall & Ilsley Bank (the "Servicer") has complied as of and for the period from inception (November 13, 2003) to December 31, 2003 with its established minimum servicing standards described in the accompanying Management's Assertion Concerning Compliance with Minimum Servicing Standards, dated March 15, 2004. Management is responsible for the Servicer's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about Servicer's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer's compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer's compliance with its minimum servicing standards.

In our opinion, management's assertion that the Servicer complied with the aforementioned minimum servicing standards as of and for the period from inception (November 13, 2003) to December 31, 2003, is fairly stated in all material respects, based on the criteria set forth in Appendix I.


/s/ Deloitte & Touche LLP


Milwaukee, Wisconsin
March 15, 2004